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Change in Accounting Principle - Sub-Item 77L on Form N-SAR
First Investors Life Series Fund

As required, effective January 1, 2001, the Funds adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing premium on debt securities.
Prior to January 1, 2001, the Funds did not amortize premiums on debt securites. The cumulative effect of this accounting change had no impact on total net assets of the Funds, but resulted in a reclassification in the beginning balances as of January 1, 2001 on the High Yield Fund and the Investment Grade Fund. Based on securities held on January 1, 2001, the High Yield Fund reduced the cost of securities by $164,348 and increased net unrealized gains and losses by a corresponding $164,348, and the Investment Grade Fund reduced the cost of securities by $62,312 and increased net unrealized gains and losses by a corresponding $62,312. Prior years have not been restated for this change in accounting principle.

The effect of this change in 2001 for the High Yield Fund
was as follows:
Decrease in Net Investment Income, $51,387;
Increase in Net Unrealized Gains (Losses), $32,404;
Increase in Net Realized Gains (Losses), $18,983;
Decrease in Net Investment Income Per Share, $0.01;
Increase in Net Realized and Unrealized Gains Per Share, $0.01;
Decrease in the Ratio of Net Investment Income to Average Net Assets,
0.10%

The effect of this change in 2001 for the Investment Grade Fund was as follows:
Decrease in Net Investment Income, $45,572;
Increase in Net Unrealized Gains (Losses), $31,808;
Increase in Net Realized Gains (Losses), $13,764;
Decrease in Net Investment Income Per Share, $0.02;
Increase in Net Realized and Unrealized Gains Per Share, $0.02;
Decrease in the Ratio of Net Investment Income to Average Net Assets,
0.19%